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                                                                    Exhibit 99.1

                             CAUTIONARY STATEMENTS
                 FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF
             THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     BlackRock, Inc. ("BlackRock") may occasionally make forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by the words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "position," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These forward-looking statements may appear in certain documents, reports (including but not limited to those filed with the Securities and Exchange Commission), press releases, and written or oral presentations made by officers of BlackRock to analysts, shareholders, investors, news organization and others. BlackRock cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which change over time, and BlackRock assumes no duty to update forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements made by or on behalf of BlackRock are hereby qualified in their entirety by reference to the following important factors, among others, that could affect BlackRock's business and cause actual results to differ materially from those projected. Any forward-looking statement speaks only as of the date on which such statement is made.

Decline in the securities markets could lead to a decline in our revenues

     Our investment management revenues are comprised of fees based on a percentage of the value of assets under management and performance fees expressed as a percentage of the returns realized on assets under management. A decline in the prices of stocks or bonds could cause our revenues to decline by:

       . causing the value of our assets under management to decrease, which would result in lower investment management fees;

       . causing the returns realized on our assets under management to decrease, which would result in lower performance fees; and

       . causing our clients to withdraw funds in favor of investments in markets that they perceive to offer greater opportunity and that we do not serve, which would result in lower investment management fees.

Poor investment performance could lead to loss of our clients and a decline in our revenues

     We believe that investment performance is one of the most important factors for the growth of our assets under management. Poor investment performance could impair our revenues and growth because:

       . existing clients might withdraw funds in favor of better performing products, which would result in lower investment management fees;

       . our ability to attract funds from existing and new clients might diminish; and

       .  we might earn little or no performance fees.

Loss of significant separate accounts would decrease our revenues

     We had approximately 500 separate accounts at December 31, 1999, of which the 10 largest (excluding alternative investment products) generated approximately 6.8% of our total revenues during
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1999. Loss of any of these accounts would reduce our revenues. We have, from time to time, lost separate accounts because of corporate mergers and restructuring, and in the future we could lose accounts under these or other circumstances, such as adverse market conditions or poor performance. Our clients may terminate investment management contracts or withdraw funds on short notice. A change in control of BlackRock or The PNC Financial Services Group, Inc. formerly PNC Bank Corp. ("PNC") would also require approval by registered investment companies of their investment management contracts with us.

Competitive fee pressures could reduce our revenues and our profit margins

     The investment management business is highly competitive and has relatively low barriers to entry. To the extent that we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Fee reductions on existing or future new business could cause our revenues and profit margins to decline.

Performance fees may increase earnings volatility, which could decrease our stock price

     A portion of our revenues are derived from performance fees on some investment and risk management advisory assignments. In most cases, performance fees are based on investment returns, although in some cases they are based on achieving specific service standards. Generally, we are entitled to performance fees only if the returns on the related portfolios exceed agreed-upon periodic or cumulative return targets. If we do not exceed these targets, we will not generate performance fees for that period and we may not earn performance fees in future periods if the targets are based on cumulative returns. Performance fees will vary from period to period in relation to volatility in investment returns, causing our earnings to be more volatile than if we did not manage assets on a performance fee basis. The volatility in our earnings may decrease our stock price. Performance fees, excluding BlackRock Asset Investors, represented 7.0% of our total revenue in 1999.

Our corporate or acquisition strategies may decrease our earnings and harm our competitive position

     We employ a variety of strategies intended to enhance our earnings and to improve our profit margins. In the future, these strategies may include acquisitions of other investment management businesses. We may not be able to find suitable businesses to acquire at acceptable prices and we may not be able to successfully integrate or realize the intended benefits from these acquisitions. In general, our strategies may not be effective and failure to successfully develop and implement our strategies may decrease our earnings and harm our competitive position in the investment management industry.

Failure to develop effective business continuity plans could disrupt operations and cause financial losses which could decrease our stock price

     We are dependent to a substantial degree on the availability of our office facilities and the proper functioning of our computer and telecommunications systems. A disaster, such as water damage, an explosion or a prolonged loss of electrical power, could materially interrupt our business operations and cause material financial loss, regulatory actions, reputational harm or legal liability, which, in turn, could cause a decline in our stock price.

Failure to comply with client guidelines could result in damage awards against us and loss of assets under management, both of which could cause earnings or stock price to decline

     When clients retain us to manage assets on their behalf, they specify guidelines that we are required to observe in the management of their portfolios. A failure to comply with these guidelines could result in losses that the client could seek to recover from us and the client withdrawing its assets from our management, both of which could cause our earnings or stock price to decline.
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     The foregoing factors are not exhaustive and new factors may emerge which impact BlackRock's businesses. It is impossible for management to predict such factors, therefore, forward-looking statements should not be relied upon as a prediction of actual future results.